Exhibit 97.1

uniQure N.V.

COMPENSATION CLAWBACK POLICY

The Board of Directors (the “Board”) of uniQure N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands (the “Company”), has adopted a Compensation Clawback Policy (this “Policy”) as described below.  This Policy was originally effective on December 8, 2021 (“Effective Date”) and has been amended and restated as of December 1, 2023. Capitalized terms used in this Policy and not previously defined are included in Sections A.6 and C.2.

A.	Dodd Frank Compensation Clawback Due to Accounting Restatement
1.

In the event the Company is required to prepare an Accounting Restatement after the Dodd Frank Effective Date, the Company shall reasonably promptly recover from its Executive Officers the amount of any erroneously awarded Incentive-Based Compensation that is Received by any such Executive Officer (a) during the Recovery Period and (b) on or after the Dodd Frank Effective Date.  The amount of erroneously Received Incentive-Based Compensation will be the excess of the Incentive-Based Compensation Received by such Executive Officer (whether in cash or shares) based on the erroneous data in the original financial statements over the Incentive-Based Compensation (whether in cash or in shares) that would have been Received by the Executive Officer had such Incentive-Based Compensation been based on the restated results, without respect to any tax liabilities incurred or paid by the Executive Officer.  This Section A covers all persons who are Executive Officers at any time during the Recovery Period for which Incentive-Based Compensation is Received or during the performance period applicable to such Incentive-Based Compensation.  Subsequent changes in an Executive Officer’s employment status, including retirement or termination of employment, do not affect the Company’s right to recover Incentive-Based Compensation pursuant to this Section A.  Recovery of any erroneously awarded compensation under this Section A is not dependent on fraud or misconduct by any Executive Officer in connection with an Accounting Restatement.

2.	No recovery shall be required under this Section A if any of the following conditions are met and the Committee determines that, on such basis, recovery would be impracticable:
a)

the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided that, prior to making a determination that it would be impracticable to recover any Incentive-Based Compensation based on the expense of enforcement, the Company shall (i) have made a reasonable attempt to recover the Incentive-Based Compensation, (ii) have documented such reasonable attempts to recover, and (iii) provide the documentation to Nasdaq;

b)

recovery would violate home country law where that law was adopted prior to November 28, 2022; provided that, prior to making a determination that it would be impracticable to recover any Incentive-Based Compensation based on a violation of home country law, the Company shall (i) have obtained an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such violation, and (ii) provide a copy of such opinion to Nasdaq; or

c)

recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations promulgated thereunder.

3.

The Company shall make all required disclosures and filings with Securities and Exchange Commission (the “SEC”) and the Nasdaq Stock Market LLC (“Nasdaq”) with respect to this Section A in accordance with the applicable requirements of the SEC and Nasdaq, and any other requirements applicable to the Company, including the disclosures required in connection with SEC filings.

4.

To the extent the Applicable Rules require recovery of Incentive-Based Compensation in additional circumstances besides those specified in this Section A, nothing in this Policy shall be deemed to limit or restrict the right or obligation of the Company to recover Incentive-Based Compensation to the fullest extent required by the Applicable Rules.

5.

For Incentive-Based Compensation based on the Company’s stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Accounting Restatement, (a) the amount shall be based on the Company’s reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received and (b) the Company shall maintain documentation of the determination of that reasonable estimate and provide such estimate to the SEC and/or Nasdaq as required by the Applicable Rules.

6.	For purposes of this Policy, the following terms have the following meanings:
a)

“Accounting Restatement” means that the Company is required to prepare an accounting restatement due to material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements (i) that is material to the previously issued financial statements, or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

b)	“Applicable Rules” means Section 10D of the Exchange Act and Rule 10D-1 promulgated thereunder, and Listing Rule 5608 of the Listing Rules of The Nasdaq Stock Market LLC (“Nasdaq”).
c)	“Committee” means the Compensation Committee of the Board.
d)	“Dodd Frank Effective Date” means October 2, 2023.

e)

“Executive Officer” means the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice president of the Company in charge of a principal business unit, division or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar significant policy-making functions for the Company. The identification of an executive officer for the purposes of this Policy shall include each executive officer who is or was identified as such pursuant to Item 401(b) of Regulation S-K (17 CFR §229.401(b)).

f)

“Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, any measures that are derived wholly or in part from such measures, and share price and total shareholder return.

g)

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested, based wholly or in part upon the attainment of a Financial Reporting Measure.   Incentive-Based Compensation does not include, among other forms of compensation, equity awards that vest exclusively upon completion of a specified employment period, without any performance condition, and bonus awards that are discretionary or based on subjective goals or goals unrelated to Financial Reporting Measures.

h)

“Received” – Incentive-Based Compensation is deemed “Received” for the purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure applicable to the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

i)

“Recovery Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement, which date is the earlier of (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (ii) a date that a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

B.	Compensation Clawback Due to a Fault-Based Accounting Restatement
1.

In addition to (and without limiting) the provisions of Section A above, in the event the Company is required to prepare an Accounting Restatement after the Effective Date, the Board may take, in its discretion, such action as it deems necessary to recover from any Covered Person the Incentive Compensation that represents the excess of what was paid to or received by such Covered Person over what would have been paid to or received by such Covered Person under the Accounting Restatement, as determined by the Board in its sole discretion.  “Covered Person” means any Executive Officer and any other current or former employee of the Company who received Incentive Compensation from the Company during the Recovery Period.

2.

This Section B will apply to any Covered Person who the Board, in its sole discretion, determines committed any act or omission that contributed to the circumstances requiring the Accounting Restatement and which involved any of the following: (a) willful misconduct or wrongdoing or a willful violation of any of the Company’s rules or of any applicable legal or regulatory requirements in the course of the Covered Person’s employment by, or otherwise in connection with, the Company; (b) a breach of a fiduciary duty to the Company or its shareholders by the Covered Person; or (c) fraud in the course of the Covered Person’s employment by, or otherwise in connection with, the Company.

3.

To the extent that the Company is entitled to recover any Incentive Compensation that is granted to a Covered Person pursuant to this Section B, if determined by the Board, such amounts shall be recovered net of any withholdings or taxes paid by or on behalf of the Covered Person.

C.	Compensation Clawback Due to Detrimental Conduct
1.

If the Board determines that a Covered Employee has engaged in Detrimental Conduct after the Effective Date, all or a portion of any Incentive Compensation that has been granted or paid by the Company to such Covered Employee after the adoption of this Policy may be subject to clawback as determined by the Board to the extent such compensation was granted or paid during the 1-year period preceding the date of such Detrimental Conduct or any time thereafter.

2.	For purposes of this Policy, the following terms have the following meanings:
a)	“Covered Employee” means any Executive Officer and any other current or former employee of the Company who received Incentive Compensation from the Company during the Recovery Period.
b)	“Detrimental Conduct” means:

(i)failure by a Covered Employee to comply with the Company’s policies and procedures, including the Code of Business Conduct and Ethics and human resource policies;

(ii)the violation of any law or regulation by a Covered Employee; or

(iii)engaging in willful misconduct (including, but not limited to, bribery or other illegal acts) or fraud by a Covered Employee;

provided that, in the case of each of the foregoing, the Board reasonably determines that the conduct has resulted, or is likely to result, in a material adverse impact on the Company’s financial results, operations or reputation.

c)

“Incentive Compensation” means any compensation of a Covered Employee, (a) excluding base salary or perquisites constituting reimbursement for actual expenses (e.g., payments for relocation expenses), and (b) including (i) all equity compensation and (ii) all bonuses and other cash incentive compensation.

D.	Administration; Indemnification
1.

This Policy shall be administered by the Board and Section A will be administered consistent with the Applicable Rules.  All references in this Policy to the “Board” shall mean the Company’s Board of Directors or any duly established committee thereof.  The Board has the sole authority to construe, interpret and implement this Policy, and to make any determination necessary or advisable in administering this Policy.  Any determinations of the Board under this Policy shall be conclusive and binding on the Company and the applicable Executive Officer, Covered Person, or Covered Employee.  The determinations of the Board need not be uniform with respect to each Executive Officer, Covered Person, or Covered Employee.

2.

In the event that the Board determines that this Policy should apply, to the extent permitted by applicable law, the Company shall, as determined by the Board in its sole discretion, take any such actions as it deems necessary or appropriate to recover Incentive-Based Compensation or Incentive Compensation.  The actions may include, without limitation (and as applicable):

a)	forfeit, reduce or cancel any Incentive-Based Compensation or Incentive Compensation (whether vested or unvested) that has not been distributed or otherwise settled;
b)	seek recovery of any Incentive-Based Compensation or Incentive Compensation that was previously paid to the Executive Officer, Covered Person, or Covered Employee;
c)	seek recovery of any amounts realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based Incentive-Based Compensation or Incentive Compensation;
d)

recoup any amount in respect of Incentive-Based Compensation or Incentive Compensation that was contributed or deferred to a plan that takes into account Incentive-Based Compensation or Incentive Compensation (excluding certain tax-qualified plans, but including deferred compensation plans, and supplemental executive retirement plans, and insurance plans to the extent otherwise permitted by applicable law, including Section 409A of the Code) and any earnings accrued on such Incentive-Based Compensation or Incentive Compensation;

e)	offset, withhold, eliminate or cause to be forfeited any amount that could be paid or awarded to the Executive Officer, Covered Employee or Covered Person after the date of determination; and

f)	take any other remedial and recovery action permitted by law, as determined by the Committee.
3.

The Board may amend this Policy from time to time in its discretion, subject to any limitations under applicable law or listing standards, including the Applicable Rules.  Without limiting the forgoing, the Board may amend this Policy as it deems necessary to reflect any amendment of the Applicable Rules or regulations or guidance issued under the Applicable Rules

4.

Any right of recoupment under this Policy, including each Section hereof, is in addition to, and not in lieu of, (a) any other remedies or rights that may be available to the Company pursuant to (i) the Company’s equity plan or any successor plan thereto or the Company’s annual bonus plan or any other incentive plan or agreement of the Company or any of its subsidiaries, (ii) the terms of any recoupment policy or provision in any employment agreement, compensation agreement or arrangement, or other agreement, or (iii) any other Section of this Policy, or (b) any other legal remedies available to the Company under applicable law.

5.

The Company shall not indemnify any Executive Officer, Covered Employee or Covered Person against the loss of previously awarded Incentive-Based Compensation or Incentive Compensation under this Policy.

6.

If any provision of this Policy shall be held illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining parts of this Policy, but this Policy shall be construed and enforced as if the illegal or invalid provision had never been included in this Policy.